Exhibit 99.1

Scotiabank completes sale of its operations in the Caribbean to Republic Financial Holdings Limited

TORONTO, Nov. 1, 2019 /CNW/ - Scotiabank announced today that it has completed the previously announced sale of its banking operations in Anguilla, Dominica, Grenada, St. Kitts & Nevis, St. Lucia, St. Maarten and St. Vincent & the Grenadines to Republic Financial Holdings Limited ("RFHL").

This transaction supports the Bank's strategic decision to focus on operations across its international footprint, where it can achieve greater scale and deliver the best value for customers.

RFHL is a leading financial institution based in Trinidad & Tobago with operations across the Caribbean.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 100,000 employees and assets of over $1 trillion (as at July 31, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: For media enquiries only: Clancy Zeifman, Global Communications, Scotiabank, clancy.zeifman@scotiabank.com, PH: (416) 933-1864; For investor enquiries only: Philip Smith, Investor Relations, Scotiabank, philip.smith@scotiabank.com, PH: (416) 863-2866

CO: Scotiabank

CNW 09:00e 01-NOV-19